UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

CNL HEALTHCARE PROPERTIES, INC.

(Name of Subject Company)

CNL Healthcare Properties, Inc.

(Name of Person Filing Statement)

Common stock, $0.01 par value per share

(Title of Class of Securities)

12612C 108

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

President and Chief Executive Officer

CNL Healthcare Properties, Inc.

CNL Center at City Commons

450 South Orange Avenue

Orlando, Florida 32801

Telephone: (407) 650-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Neil M. Goodman

Richard E. Baltz

601 Massachusetts Avenue, NW

Washington, DC 20001

(202) 942-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is CNL Healthcare Properties, Inc., and the address and telephone number are 450 South Orange Avenue, Orlando, Florida 32801 and (407) 650-1000, respectively.

The title of the class of equity securities to which the tender offer relates is the shares of the Company’s common stock, $0.01 par value per share. As of the close of business on July 25, 2018, there were 175,307,448 shares of the Company’s common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by CNL Healthcare Properties, Inc., a Maryland corporation (the “Company”), with respect to an unsolicited tender offer by Everest REIT Investors I, LLC and Everest REIT Investors III, LLC (collectively, “Everest”) to purchase up to an aggregate of 8,750,000, or approximately 5%, of the issued and outstanding shares of common stock (the “Shares”) of the Company for a price equal to $7.50 per share, without interest, in cash (the “Everest Offer”).

According to the Everest’s Schedule TO, its business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is 1-800-611-4613.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part I, Item 1A. Risk Factors-Risks Related to Conflicts of Interest and the Company’s Relationships with Its Advisor and Its Affiliates,” and “Part III, Item 10. Directors, Executive Officers and Corporate Governance, Item 11. Executive Compensation, Item 12, Security Ownership and Certain Beneficial Owners and Management and Related Stockholder Matters, and Item 13. Certain Relationships and Related Party Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 16, 2018 (the “Form 10-K”), all of which information is incorporated by reference herein. The Form 10-K was previously made available to all of the Company’s stockholders and is available free of charge on the SEC’s website at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Everest and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) — (b)

Solicitation or Recommendation

On July 25, 2018, the Board of Directors (“Board”) held a meeting with members of the Company’s management. After careful evaluation of the Everest Offer and in consultation with the Company’s management and outside advisors, the Board has determined, for the reasons set forth below, to recommend that the Company’s stockholders REJECT the Everest Offer.

Reasons for the Recommendation

Last year, the Company began evaluating strategic alternatives to provide liquidity to stockholders. To further that initiative, a special committee of the Board was constituted in April 2018 and hired two investment banking firms in June 2018 to act as financial advisors to assist with the exploration and execution of possible strategic alternatives. These options include, but are not limited to, listing on a national securities exchange; an orderly sale of the assets and distribution of the net sales proceeds to our stockholders; and a business combination or any other transaction with a third party/parties to provide cash and/or securities of a publicly-traded company.

In making its determination to recommend that the Company’s stockholders reject the Everest Offer, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Everest Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects, and estimated net asset value per share of the Company’s common stock in order to assess the adequacy of the terms and conditions of the Everest Offer.

The following are the material factors considered by the Board in evaluating the Everest Offer:

•	The Everest Offer of $7.50 per share represents a price that is 27.3% less than the $10.32 estimated NAV per share of our common stock as of December 31, 2017 determined by our Board with the assistance of an independent third-party evaluation firm. While there can be no assurance of any liquidity transactions in the near or medium-term or of the results of any such transactions, the Board believes that the steps the Company is taking to explore strategic alternatives provide an appropriate platform and opportunity to realize the maximum value of the Company’s real estate portfolio for the benefit of all stockholders.

•

The Everest Offer states that Everest is making the Everest Offer “for investment purposes and with a view to making a profit for itself”. The Everest Offer also states that in determining the $7.50 per share offer price Everest did not obtain current independent valuations or appraisals of the Company’s assets. Further, Everest does not claim to have retained an independent adviser to evaluate or render any opinion with respect to the fairness of its $7.50 per share offer to you. In fact, the Everest Offer states that in establishing the $7.50 offer price Everest “is motivated to establish a price which might be acceptable to some Shareholders” and “will also enable Everest to make a profit.”

•	In addition, the Everest offer specifies that any distributions made after August 31, 2018, will be assigned to Everest. Although the Board has made no determination regarding distributions payable for the quarter ending September 30, 2018, we have typically declared distributions at the end of the second month of each quarter payable during the third month of the quarter. For the quarter ended June 30, 2018, the Company paid distributions of $0.11639 per share, representing an annual distribution of 4.5% based on our current estimated NAV per share of $10.32. Stockholders who accept the Everest Offer will not be entitled to receive any distribution declared or payable with respect to the third quarter of 2018 or any other future distributions. Everest states that their offer price will enable them to make a profit by holding on to the shares until the Company is liquidated.

•	There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in its Offer to Purchase. The Everest Offer does not initially expire until August 31, 2018 and such date may be extended by Everest, in its sole discretion, subject to compliance with applicable securities laws.

•	Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the $7.50 Offer Price or by changing the number of shares being sought or the type of consideration being paid, subject to compliance with applicable securities laws, at any time before the Everest Offer expires.

•	The Everest Offer includes statements regarding the sufficiency of Everest’s committed capital to satisfy its obligations to purchase all shares tendered pursuant to the Everest Offer (approximately $65,625,000 and up to an additional $100,000 for related fees and expenses) and states that it expects to obtain these funds by means of equity capital contributions from its members. Everest further acknowledges that it “relies on such members performing such obligations and there are no other alternative financing arrangements or plans.” Detailed financial information relating to Everest, its members, or committed capital is not publicly available, and the Board cannot therefore verify the ability of Everest to fund the Everest Offer. In view of Everest’s statements that it retains the right to amend or withdraw the Everest Offer prior to the expiration date for any reason, including by reducing the number of shares of common stock to be sought or by changing the type of consideration, the Board believes that further information would be useful to stockholders for evaluating the Everest Offer.

•	For any dispute, claim or controversy that a stockholder may have with Everest or its controlled depositary, Everest requires each stockholder to agree to binding arbitration in Los Angeles, CA. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Everest or its affiliated persons, including the depositary, the prevailing party will be entitled to recover attorney fees and costs.

In light of the factors described above, the Board has unanimously determined that the Everest Offer is not advisable and is not in the best interests of the Company or its stockholders. Accordingly, the Board unanimously recommends that you REJECT the Everest Offer and not tender your shares for purchase pursuant to the Everest Offer.

The Board recognizes that due to the recent suspension of the Company’s stock redemption plan and the lack of a trading market for the Company’s shares, some stockholders may decide to accept the Everest Offer based on, among other things, their individual liquidity needs. The Board acknowledges that stockholders must evaluate whether to tender their shares based on all the information available, including the factors considered by the Board and described in our filings with the SEC. The Company cannot provide assurances with respect to future distributions or the ultimate value of is shares, which can change periodically, or to future liquidity for stockholders.

(c)    Intent to tender

All of the Company’s directors and executive officers who own shares of common stock have advised the Company that they do not intend to tender any shares held of record or beneficially owned by them pursuant to the Everest Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender shares held of record or beneficially owned by them pursuant to the Everest Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the Everest Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days ended July 26, 2018, the Company repurchased 1.07 million shares, at a purchase price equal to $10.17 per share, pursuant to the Company’s share redemption program, for an aggregate price of approximately $10.9 million.

During the 60 days ended July 26, 2018, the Company issued 68 shares of the Company’s common stock to Mr. Stephen H. Mauldin, Chief Executive Officer and President of the Company, at a purchase price equal to $10.32 per share, for an aggregate price of approximately $706, pursuant to the Company’s distribution reinvestment program in which Mr. Mauldin has elected to participate.

During the 60 days ended July 26, 2018, no other transactions with respect to the shares have been affected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to the Everest Offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should,” “could” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimates of per share net asset value of the Company’s common stock, and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations and a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the SEC, including, but not limited to, the Form 10-K and the Company’s quarterly reports on Form 10-Q, copies of which may be obtained from the Company’s website at www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders date July 26, 2018*

99(a)(2)	E-mail to Financial Advisors, dated July 26, 2018*

99(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 16, 2018**

*	Included in copy mailed to stockholders.
**	Those sections of the Form 10-K specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2018

CNL Healthcare Properties, Inc.

By:	/s/ Stephen H. Mauldin
Name:	Stephen H. Mauldin
Title:	President and Chief Executive Officer